File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 14, 2006

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes              ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Not applicable

Logitech International S.A.

Form 6-K

On September 13, 2006, Logitech International S.A. issued the press release attached hereto. The information in the press release is incorporated herein by reference.

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For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech to Exchange Nasdaq-Listed ADRs for Shares

Same shares to be traded in U.S. and Switzerland

FREMONT, Calif. Sept. 13, 2006 and ROMANEL-SUR-MORGES, Switzerland, Sept. 14, 2006 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced that it intends to exchange its Nasdaq-listed American Depositary Receipts (ADRs) for Logitech shares, providing investors with the ability to trade the same Logitech securities on the Nasdaq Global Select Market as well as on the SWX Swiss Exchange.

“We’re pleased that we can soon offer investors the convenience of trading all Logitech shares on Nasdaq,” said Mark Hawkins, Logitech senior vice president of finance and information systems, and chief financial officer. “We expect this to lead to enhanced liquidity for investors trading on Nasdaq.”

The exchange is expected to become effective in the second half of October 2006. The trading symbol for Logitech shares will remain LOGI on Nasdaq and LOGN on the SWX. On the effective date, the Logitech ADR program will be terminated and one ADR will be exchanged on a mandatory basis for one share. Investors holding Logitech ADRs through their bank or brokerage will have their account automatically credited with Logitech shares on or soon after the effective exchange date. Investors holding ADR certificates will receive information from The Bank of New York, the depositary for Logitech ADRs, regarding how they can receive their Logitech shares. Additional information about the share exchange is available on Logitech’s Web site.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq Global Select Market (LOGI).

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Logitech to Exchange Nasdaq-listed ADRs for Shares - Page 2

This press release contains forward-looking statements regarding Logitech’s plans to exchange its Nasdaq-listed ADRs for Logitech registered shares and expected benefits arising from the exchange, and the related termination of Logitech’s ADR facility. These statements are made on the basis of the views and assumptions of the management of Logitech regarding future events and business performance as of the time the statements are made and they do not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Factors that could cause actual results to differ materially include Logitech’s ability to successfully implement the global share exchange, as well as those additional factors set forth in Logitech’s periodic filings with the Securities and Exchange Commission, including Logitech’s annual report on Form 20-F for the fiscal year ended March 31, 2006, and Logitech’s quarterly reports on Form 6-K, available at www.sec.gov.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

(LOGI – IR)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca
Guerrino De Luca President and Chief Executive Officer

By:	/s/ Mark J. Hawkins
Mark J. Hawkins Chief Finance Officer and U.S. Representative

September 14, 2006

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